

September 30, 2014

Via E-mail
John C. Rickel
Chief Financial Officer
Group 1 Automotive, Inc.
800 Gessner, Suite 500
Houston, Texas 77024

> **Re:** **Group 1 Automotive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 4, 2014**
> **File No. 1-13461**

Dear Mr. Rickel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. We note your risk factor disclosure on page 18, "Any tightening of the credit markets and credit conditions may decrease the availability of automotive loans and leases and adversely impact our new and used vehicle sales and margins. In particular, if sub-prime finance companies apply higher credit standards or if there is another decline in the overall availability of credit in the subprime lending market, the ability of consumers to purchase vehicles could be limited, which could have a material adverse effect on our business and results of operations." Tell us and disclose how the industry defines sub-prime auto loans. Further, since it appears you would be affected by a deterioration in the

sub-prime auto loan industry, please revise your disclosures to provide transparency with regard to the magnitude of vehicle sales or leasing transactions you execute that are supported by the sub-prime auto loan market. In this regard, provide us with a comprehensive analysis of your exposure to the subprime auto loan market, including, where determinable, the amount of any direct exposure.

Provision for Income Taxes, page 62

2. We note that the change in your effective tax rate from fiscal year 2012 to 2013 was partially attributable to the change in the mix of your pretax income from the taxable jurisdictions in which you operate. If changes in the geographical mix of income were a significant driver of the change in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue. In this regard, an overview of how your effective tax rate may be impacted by a mix of earnings among your domestic and foreign operations would appear useful to an investor. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 64

3. Please provide a comparative discussion of your cash flows on a GAAP basis. In this regard, we note your discussion of cash flows on an adjusted non-GAAP basis. Please explain to us and disclose in further detail the reasons for these adjustments, how you are using this information, and why it is useful to your investors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, page F-8

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES, page F-8

Statements of Cash Flows, page F-13

4. We note that you classify cash flows from or to manufacturer affiliated lenders participating in your revolving syndicated credit facility within financing cash flows. Please explain to us how you determined these manufacturer affiliated cash flows should be classified within financing cash flows as opposed to operating cash flows. In doing so, tell us whether or not your arrangements with these lenders require you to purchase any vehicles from the related manufacturer.

5. STOCK-BASED COMPENSATION, page F-18

5. You disclose that restricted stock awards are considered outstanding at the date of grant, subject to various vesting periods. Your disclosures also suggest that restricted stock units are vested at the grant date but are not considered outstanding at that time. Please clarify if both your restricted stock awards and restricted stock units qualify as

participating securities and clearly explain to us how you treat restricted stock awards and restricted stock units in your basic and diluted EPS calculations.

12. LONG-TERM DEBT, page F-28

6. We note that holders of your 2.25% and 3.00% Convertible Senior Notes may require you to repurchase the notes if you experience a fundamental change, "including a change in control or delisting of" your common stock. Please tell us how you determined the existence of these and other "fundamental change" provisions do not require temporary equity classification for the equity portion of these notes under Rule 5-02.27(a)(3) of Regulation S-X and ASR 268.

20. SEGMENT INFORMATION, page F-39

7. We note that your description of your management structure on page 4 differs from the presentation of your management team on your website. Please help us understand the following:

   - Your management structure, including the positions that report to your CEO.

   - How you determined that your four regions represent your operating segments.

   - The identity of the individuals your CODM regularly meets with to make operating decisions.

   - The specific nature of the operating results your CODM regularly reviews to make operating decisions.

8. In a previous response letter to the Staff dated May 25, 2012, you indicated in response to comment 1 that you determined each of your dealerships represented a component under ASC 350-20-35-34. You also indicated that, under ASC 350-20-35-35 and ASC 350-20-55-6 and -7, the components were aggregated into reporting units corresponding to your regions since each dealership within each operating segment had similar economic characteristics. If you continue to believe that the dealerships within each operating segment have similar economic characteristics, please provide us with additional evidence that supports such aggregation. Although we acknowledge that ASC 350-20-55-6 indicates the evaluation of whether two components have similar economic characteristics should be more qualitative than quantitative, please still provide us with relevant quantitative information, such as gross profit percentages and other relevant metrics, by dealership, manufacturer, and/or brand.

Form 10-Q for the Quarterly Period Ended June 30, 2014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, page 8

9. LONG-TERM DEBT, page 18

9. We note that you purchased $92.5 million of your outstanding 3.00% Convertible Senior Notes for $210.4 million during the quarter ended June 30, 2014 and recognized a $23.6 million extinguishment loss and a $118.1 million reduction to APIC for the purchase of the equity component of these notes. Please tell us in sufficient detail how you calculated the extinguishment loss. Since it appears the consideration paid to redeem the equity portion of the notes may have exceeded the carrying value of the equity component, please also tell us how you considered including the excess as a reduction to net income available to common shareholders in your EPS computations. See, by analogy, SAB Topics 3C and 6B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief